UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 001-36018;  333-190300;  333-203451

AZURE MIDSTREAM PARTNERS, LP

(Exact name of registrant as specified in its charter)

12377 Merit Drive, Suite 300

Dallas, TX 75251

(972) 674-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units, representing limited partner interests

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  fewer than 75

Pursuant to the requirements of the Securities Exchange Act of 1934, Azure Midstream Partners, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 31, 2017

AZURE MIDSTREAM PARTNERS, LP

		By:	Azure Midstream Partners GP, LLC, its General Partner

		By:	/s/ I.J. “Chip” Berthelot
			Name:	I.J. “Chip” Berthelot
			Title:	President and Chief Executive Officer